Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13844
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

Disclaimers
Forward-Looking Statements
Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Cameron
International Corporation (“Cameron”) and NATCO Group Inc. (“NATCO”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange
Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov. Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.
Additional Information and Where to Find It
In connection with the proposed merger, Cameron will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on
Form S-4 and NATCO will file a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE
URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER WHEN THEY BECOME
AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the S-4 and proxy statement (when available) and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov. The S-4 and proxy statement (when it is available) and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.
Participants in the Solicitation
NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC.
You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009.
You can obtain free copies of these documents from NATCO using the contact information above.

Transaction Summary
❖ NATCO stockholders to receive 1.185 Cameron shares for each NATCO share
❖ Transaction value: $780 million
❖ All-stock, tax-free merger
❖ Closing conditions:
 o Regulatory approvals, including HSR clearance
 o Approval by NATCO’s stockholders
 o No financing conditions
 ❖Expect to close in third quarter 2009
 ❖Post-closing:
 o Cameron fully diluted shares outstanding to total approximately 244 million
 o NATCO’s current shareholders to own approximately ten percent of
 Cameron’s outstanding shares
 ❖Expected to be accretive to 2010 earnings

2008 Revenue
($ millions)

($ millions)

CAMERON

NATCO

❖ NATCO is a leading provider of separation and processing technology and solutions for the worldwide oil and gas industry
 o Broad product line of standard and engineered process separation equipment
 o Strong brand name
 o Several proprietary technologies, some of which could yield high-potential new products
 o Majority of revenues expected to be generated internationally
❖ NATCO generated $657 million of revenue and $74 million of pro forma segment profit in 2008.
2008 Segment Profit1
Overview Of NATCO
54%
33%
13%
Integrated
Engineered
Solutions
$216
Integrated
Engineered
Solutions
$36
Automation &
Controls
$5
Automation &
Controls
$89
Standard &
Traditional
$353
Standard &
Traditional
$32
44%
49%
7%
1Excludes legal and compliance
review costs of $10.3 million

Strategic Rationale
❖ Enhances role as a leading provider of separation and processing technologies and solutions
 o Complementary engineered products and technologies
 o Provides Cameron with Standard & Traditional product line
 o Leverages proprietary gas separation technologies
❖ Potential for significant synergies ($30 to $40 million)
 o Public company costs and other administrative costs
 o Improved facility utilization through insourcing products that other Cameron businesses, particularly Petreco, currently outsource
 o Supply chain efficiencies
 o Select office/facility consolidation
 ❖ Creates new growth opportunities
 o Leverage Cameron’s larger international footprint
 o Combine R&D efforts on new product development
 o Improves Cameron’s capabilities for subsea processing of deepwater production
 o Potential for cross-selling of Cameron’s broader product line (valves, compressors, wellheads, etc.)

Drilling & Production Systems
Valves & Measurement
Compression Systems
Engineered
Subsea

CAMERON

NATCO

Cameron’s 2008 Revenues (pro forma NATCO)

Exploration/Development/Production	Transportation/Refining/LNG	Industrial
Surface
Drilling
Flow
Control
Distributed
Process
é Surface
ê Subsea
Measurement
$500
million
$300
million
$100
million
Reciprocating
Centrifugal
Combined Processing
and Separation
business